Exhibit 12

Internal Revenue Service                      Department of the Treasury

Index Number:       368.00-00                 Washington, DC 20224

Donald C. Burke                               Person to contact:
Vice President and Treasurer                  Michael N. Kaibni, ID #50-11953
Merrill Lynch Corporate Bond Fund, Inc.       Telephone Number:
800 Scudders Mill Road                        (202) 622-7550
Plainsboro, NJ 08536                          Refer Reply To:
                                              CC:CORP:B05 PLR-115274-00
                                              Date:
                                              November 9, 2000








Legend:

Acquiring       =    Investment Grade Portfolio of the Merrill Lynch Corporate
                     Bond Fund, Inc.,
                     a Maryland Corporation
                     EIN: 22-2758219

Target          =    Quality Bond Portfolio of The Asset Program, Inc.,
                     a Maryland Corporation
                     EIN: 22-3336321

State X         =    Maryland


Dear Mr. Burke:

This letter responds to your representative's August 2, 2000 request for rulings under ss.368(a)(1)(C) of the Internal Revenue Code on behalf of the above-captioned taxpayers. The information submitted for consideration is summarized below.

Acquiring is organized under the laws of State X and registered under the Investment Company Act of 1940 (the "1940 Act") as a diversified, open-end management investment company. Acquiring has elected to be taxed as a regulated investment company ("RIC") under ss.ss.851-855 of the Internal Revenue Code (the "Code"). Acquiring's investment objectives are to seek a high level of current income and secondarily, capital appreciation. Acquiring invests primarily in investment grade fixed-income securities consisting of U.S. government debt securities, corporate debt securities, asset-backed securities, mortgage-backed securities, preferred stock (some of which is convertible into common) and money market securities. Acquiring has outstanding four classes of shares with identical rights and fees.

Target is organized under the laws of State X and registered under the Investment Company Act of 1940 (the "1940 Act") as a diversified, open-end management investment company. Target has elected to be taxed as a RIC under ss.ss.851-855 Code. Like Acquiring, Target's investment objectives are to seek a high level of current income and secondarily, capital appreciation. Target seeks to achieve its investment objectives by investing primarily in U.S. government obligations, corporate debt securities, convertible and non-convertible debt securities and preferred stock, money market securities and mortgage-backed securities. Target also has four classes of stock that are identical in all respects to Acquiring's four classes of stock.

Acquiring and Target have entered into an agreement and plan of reorganization for what are represented to be valid business reasons. Pursuant to the agreement, the transaction consists of the following steps:

1. Target will transfer all of its assets and liabilities to Acquiring in exchange for an equal value of newly issued Acquiring voting stock.

2. Target will distribute to its shareholders all of the Acquiring stock received in the exchange. Target shareholders will receive Acquiring shares with the same class designation as the Target shares held immediately prior to the transaction. Fractional shares will be issued by Acquiring in the transaction.

3. Target will liquidate and dissolve in accordance with the laws of State X, and terminate its registration under the 1940 Act.

After the transaction, Acquiring may sell up to 66 percent of the assets received in the transaction to unrelated parties, and will reinvest the proceeds consistent with its investment objectives and policies.

The following representations have been made in connection with the proposed transaction:

(A) The fair market value of the Acquiring stock received by each Target shareholder will be approximately equal to the fair market value of the Target stock surrendered in the exchange.

(B) There is no plan or intention by the Target shareholders who own five percent or more of the Target stock, and to the best of the knowledge of the management of Target, there is no plan or intention on the part of any other shareholders of Target, to sell, exchange, or otherwise dispose of Acquiring shares received in the reorganization that would reduce Target shareholders' ownership of Acquiring to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all of the formerly outstanding stock of Target as of the same date. For purposes of this representation, shares of Target stock exchanged for cash or other property, or surrendered by dissenters will be treated as outstanding Target stock on the date of the reorganization. Moreover, shares of Target stock and shares of Acquiring stock held by Target shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation (except for shares which are required to be redeemed at the demand of shareholders by Target or Acquiring in the ordinary course of their business as open-end investment companies pursuant to ss.22(e) of the 1940 Act).

(C) Acquiring will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Target immediately prior to the transaction. For purposes of this representation, amounts paid by Target to pay its reorganization expenses, amounts paid by Target to shareholders who receive cash or other property, and all redemptions and distributions (except for redemptions in the ordinary course of Target's business as an open-end investment company as required by ss.22(e) of the 1940 Act pursuant to a demand of a shareholder and regular, normal dividends) made by Target immediately preceding the transfer will be included as assets of Target held immediately prior to the transaction.

(D) Acquiring has no plan or intention to reacquire any of its stock issued in the transaction except in connection with its legal obligations under ss.22(e) of the 1940 Act.

(E) After the transaction, Acquiring will use the assets acquired from Target in its business, except that a portion of these assets may be sold or otherwise disposed of in the ordinary course of Acquiring's business. Any proceeds will be invested in accordance with Acquiring's investment objectives. Otherwise, Acquiring has no plan or intention to sell or otherwise dispose of any of the assets of Target acquired in the transaction except for dispositions made in the ordinary course of business.

(F) Target will distribute to its shareholders the stock of Acquiring received pursuant to the plan of reorganization.

(G) The liabilities of Target assumed by Acquiring and any liabilities to which the transferred assets of Target are subject were incurred by Target in the ordinary course of its business.

(H) Following the reorganization, Acquiring will continue the historic business of Target or use a significant portion of Target's historic business assets in the continuing business.

(I) Target, Acquiring and the shareholders of Target will pay their respective expenses, if any, incurred in connection with the transaction.

(J) There is no intercorporate indebtedness existing between Target and Acquiring that was issued, acquired, or will be settled at a discount.

(K) Target and Acquiring each meets the requirements of a regulated investment company as defined in ss.368(a)(2)(F) of the Code.

(L) The fair market value of the assets of Target transferred to Acquiring will equal or exceed the sum of the liabilities assumed by Acquiring, plus the amount of liabilities, if any, to which the transferred assets are subject.

(M) Acquiring does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any stock of Target.

(N) Target is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of ss.368(a)(3)(A).

(O) Target and Acquiring have elected to be taxed as RICs under ss.851, and for all of their taxable periods (including the last short taxable period ending on the date of the transaction, for Target), have qualified for the special tax treatment afforded RICs under the Code. After the transaction, Acquiring intends to continue to so qualify.

(P) There is no plan or intention for Acquiring (the issuing corporation as defined in ss.1.368-(b)) or any person related (as defined in ss.1.368-1(e)(3)) to Acquiring to acquire, during the five year period beginning on the date of the proposed transaction, with consideration other than Acquiring stock, stock furnished in exchange for a proprietary interest in Target in the transaction, either directly or through any transaction, agreement, or arrangement with any other person, other than redemptions in the ordinary course of Acquiring's business as an open-end investment company as required under ss.22(e) of the 1940 Act.

(Q) During the five-year period ending on the date of the proposed transaction: i) neither Acquiring, nor any person related (as defined in ss.1.368(e)(3)) to Acquiring, will have acquired Target stock with consideration other than Acquiring stock; ii) neither Target, nor any person related (as defined in ss.1.368-1(e)(3) without regard to ss.1.368-1(e)(3)(i)(A)) to Target, will have acquired such Target stock with consideration other than Acquiring stock or Target stock except for stock redeemed in the ordinary course of Target's business as an open-end investment company as required by ss.22(e) of the 1940 Act; and iii) no distributions will have been made with respect to Target's stock (other than ordinary, normal, regular, dividend distributions made pursuant to Target's historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person, except for a) cash paid to dissenters and b) distributions described in ss.ss.852 and 4982 of the Code.

(R) The aggregate value of the acquisitions, redemptions, and distributions discussed in paragraphs (p) and (q), above, will not exceed 50 percent of the value (without giving effect to the acquisitions, redemptions and distributions) of the proprietary interest in Target on the effective date of the proposed transaction.

Based solely upon the information and representations set forth above, we hold as follows:

     (i) The acquisition by Acquiring of substantially all of the assets of Target, as described above, will qualify as a reorganization within the meaning of ss.368(a)(1)(C) of the Code. Acquiring and Target will be deemed "a party to a reorganization" within the meaning of ss.368(b).

     (ii) No gain or loss will be recognized by Target upon the transfer of substantially all of its assets to Acquiring solely in exchange for Acquiring voting stock or on the distribution of the Acquiring stock to Target shareholders (ss.361).

     (iii) Acquiring will not recognize any gain or loss on the receipt of the assets from Target in exchange for voting shares of Acquiring (ss.1032(a)).

     (iv) The basis of Target assets in the hands of Acquiring will be the same as the basis of those assets in the hands of Target immediately prior to the reorganization (ss.362(b)).

     (v) Acquiring's holding period for Target assets acquired will include the period during which such assets were held by Target (ss.1223(2)).

     (vi) The shareholders of Target will not recognize any gain or loss on their respective receipt of stock of Acquiring (including fractional share interests to which they may be entitled) solely in exchange for their Target shares (ss.354(a)(1)).

     (vii) The basis of the Acquiring shares (including fractional share interests to which they may be entitled) received by Target shareholders will be the same as the basis of the Target shares surrendered in exchange, therefor (ss.358(a)(1)).

     (viii) The holding period of the Acquiring shares (including fractional share interests to which they may be entitled) received by Target shareholders in exchange for their Target shares will include the period during which the exchanged Target shares were held, provided that the Target shares are held as a capital asset in the hands of the Target shareholders on the date of the exchange (ss.1223(1)).

     (ix) Pursuant to ss.381(b) of the Code and ss.1.381(a)-1 of the Income Tax Regulations, Target's tax year will end on the effective date of the reorganization.

     (x) Acquiring will succeed to and take into account the items of Target described in ss.381(c) of the Code, subject to the provisions and limitations specified in ss.ss.381, 382, 383 and 384 of the Code and the regulations thereunder.

No opinion is expressed about the federal income tax treatment of the proposed transaction under other provisions of the Code and regulations or about the tax treatment of any conditions existing at the time of, or effects resulting from, the proposed transaction that are not specifically covered by the above rulings.

Except as expressly provided herein, no opinion is expressed or implied concerning the tax consequences of any aspect of any transaction or item discussed or referenced in this letter. Specifically, no opinion was requested, and none is expressed, about whether Acquiring or each Target Fund qualify as RICs that are taxable under Subchapter M, Part I of the Code.

This ruling is directed only to the taxpayer(s) requesting it. Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.

In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representative.

A copy of this letter must be attached to any income tax return to which it is relevant.

                                 Sincerely yours,


                                 Assistant Chief Counsel (Corporate)



                                 By:  /s/ CHARLES WHEDBEE
                                      ---------------------------------------
                                      Charles Whedbee
                                      Senior Technical Reviewer
                                      Branch 5